                                   EXHIBIT 4


                               Retainer Agreement
                                      with
                                 Horwitz & Beam

                                                                       EXHIBIT 4

                                 Law Offices Of
                                 HORWITZ & BEAM
                               Two Venture Plaza
                                   Suite 380
                           Irvine, California  92618
                                 (714) 453-0300
                                 (310) 842-8574
                              FAX: (714) 453-9416

Lawrence W. Horwitz, Esq.
Gregory B. Beam, Esq.
Lawrence R. Bujold, Esq.
Lawrence M. Cron, Esq.
Lynne Bolduc, Esq.
Thomas B. Griffen, Esq.
John J. Isaza, Esq.
Malea M. Farsai, Esq.

                                 March 3, 1997

Mr. Gregory J. Martin
ICE Holdings, Inc.
7203 Earldom Avenue
Playa Del Ray, CA 90293

         Re:    Legal Representation
                --------------------

Dear Mr. Martin:

     This is to confirm our understanding whereby you have engaged this firm to represent you with respect to the proposed research and drafting of a legal opinion regarding any potential outstanding or contingent liabilities (hereinafter referred to as the "Matter"). This agreement only pertains to our
representation in connection with the Matter.   This letter, when signed by you,
will constitute the written fee contract required by California law. In connection therewith, our understanding and agreement are as follows:

     1. We will undertake to advise you in connection with the Matter and any other matters you ask us to undertake. We will undertake to prepare such documents as may be required to affect the foregoing.

     2. There can be no assurances, and we make no guarantees, representations or warranties as to the particular results from our services and the response and timeliness of action by any governmental official or department.

     3. You understand that the accuracy and completeness of any document prepared by us is dependent upon your alertness to assure that it contains all material facts which might be important and that such documents must not contain any misrepresentation of a material fact nor omit information necessary to make the statements therein not misleading. To that end, you agree to review, and confirm to us in writing that you have reviewed, all materials for their accuracy and completeness prior to any use thereof. You also acknowledge that this responsibility continues in the event that the materials become deficient in this regard.

                                Horwitz & Beam

Mr. Gregory J. Martin
April 21, 1997
Page 9

     4. We will undertake the representation in connection with the matter in accordance with the following terms:

          (a) A flat fee of 5,000 shares of Common Stock of ICE Holdings, Inc. (the "Shares"). Upon issuance, the Shares shall be registered pursuant to an S-8 registration statement as free trading shares. This amount shall include all attorney's fees and costs contained in our bill for the Matter.

          We will bill you monthly with the understanding that, except as set forth otherwise herein, unless otherwise agreed to by us, you will pay the full amount of each statement within ten days after your receipt thereof. Amounts past due for 30 days or more will be charged a finance charge of 10% per annum.

     5. Except as set forth above, fees do not include incidental costs and expenses such as copying charges, long distance telephone charges, messenger charges, filing fees, court costs and facsimile charges. The other costs will be billed to you or, in the case of certain expenses such as corporate filing costs, you will be requested to provide such amounts in advance. You agree to pay all expenses advanced by the firm and to provide expenses in advance to the extent requested by the firm.

     6. With respect to any new matters, hourly fees do not include incidental costs and expenses such as copying charges, long distance telephone charges, messenger charges, and fac simile charges. These costs will be billed to you on a monthly basis. You agree to pay all expenses advanced by the firm and to provide expenses in advance to the extent requested by the firm.

     7. The firm reserves the right to immediately withdraw its representation in the event that (i) we discover any misrepresentation of information provided to us, or (ii) you and any of your affiliates engage in any conduct or activities contrary to our advice which in our opinion would constitute a violation of applicable law. In the event legal action is required to collect any amounts due hereunder, you agree to pay legal fees and expenses required to collect such amounts.

     8. We will consult with you on all major decisions and will attempt to keep you fully informed of the status of the preparation of documents and responses to filings, if any, as well as our recommended strategies. You should feel free to call at any time if you have any questions or wish to discuss any aspect of this matter.

     9. You are advised that the Firm maintains errors and omissions insurance coverage applicable to the services to be rendered.

     10. This Agreement shall be governed by the laws of the State of California and venue for any action hereunder shall be in Orange County, California.

                                Horwitz & Beam

Mr. Gregory J. Martin
April 21, 1997
Page 10

     If this letter correctly sets forth your understanding and agreement with respect to the matters mentioned above, please execute and return one copy of this letter.

                                    Very truly yours,

                                    HORWITZ & BEAM


                               /s/  LAWRENCE W. HORWITZ
                                    ---------------------------
                                    Lawrence W. Horwitz

The undersigned hereby confirms and agrees that this letter, executed and effective this 21st day of April, 1997, sets forth my understanding and agreement.

ICE HOLDINGS, INC.


/s/ GREGORY J. MARTIN
----------------------------------
By: Gregory J. Martin
Its: Chief Financial Officer